UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

CONTACTS:

Daphne Huang VP, CFO (914) 345-9001 Daphne.Huang@taro.com	William J. Coote AVP, Business Finance, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2020

Hawthorne, NY, January 27, 2021 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and nine months ended December 31, 2020.

Quarter ended December 31, 2020 Highlights ─ compared to December 31, 2019

•	Net sales of $140.1 million decreased $7.5 million.
•

Gross profit of $73.2 million (52.2% of net sales compared to 63.7%) decreased $20.9 million, primarily due to continued price erosion, unfavorable impact from COVID, change in product mix, and certain one-time charges.

•	Research and development (R&D) expenses of $14.1 million decreased $0.9 million.
•	Selling, marketing, general and administrative expenses (SG&A) of $22.8 million increased $1.9 million.
•	Operating income of $36.3 million (25.9% of net sales compared to 39.4%) decreased $21.9 million.
•	Interest and other financial income of $4.0 million decreased $4.5 million, reflecting the low global interest rate environment.
•	Foreign Exchange (FX) expense of $2.0 million compared to FX income of $3.3 million ─ an unfavorable impact of $5.3 million.
•	Tax expense of $6.1 million increased $3.2 million; with the effective tax rate of 15.6% compared to 4.1%. The prior year quarter reflects the impact from a non-recurring item.
•	Net income attributable to Taro was $32.9 million compared to $67.7 million, a $34.8 million decrease ─ resulting in diluted earnings per share of $0.86 compared to $1.76.

Nine Months ended December 31, 2020 Highlights ─ compared to December 31, 2019

•	Net sales of $400.6 million decreased $69.2 million.
•	Gross profit of $219.7 million (54.8% of net sales compared to 63.3%) decreased $77.7 million, primarily due to the aforementioned factors.
•	R&D expenses of $43.6 million were in line with the previous year.
•	SG&A of $69.1 million increased $4.8 million.
•

Settlements and loss contingencies of $478.9 million reflect the one-time settlement charge (taken in the first quarter) which consists of $418.9 million related to the global resolution of the Department of Justice (“DOJ”) investigations into the U.S. generic pharmaceutical industry and an additional provision of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating (loss) of $(371.9) million compared to operating income of $189.3 million.  Excluding the settlement and loss contingencies charges, operating income was $107.0 million, a decrease of $82.3 million, and as a percentage of net sales was 26.7% compared to 40.3%.

•	Interest and other financial income decreased $10.0 million to $17.0 million.
•	FX expense of $1.2 million compared to FX income of $11.1 million ─ an unfavorable impact of $12.4 million.
•	Tax expense of $18.5 million decreased $21.0 million. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate was 14.8% compared to 17.2%.
•

Net (loss) attributable to Taro was $(356.9) million compared to net income of $190.0 million, resulting in diluted (loss) earnings per share of $(9.33) compared to $4.93.  Excluding the impact from the settlement and loss contingencies charges, net income was $107.1 million, resulting in diluted earnings per share of $2.80.

Cash Flow and Balance Sheet Highlights

•

Cash flow (used in) operations for the nine months ended December 31, 2020, was $(5.3) million.  Excluding the impact from the settlement and loss contingencies charges, cash flow provided by operations was $97.5 million compared to $222.0 million for the nine months ended December 31, 2019.

•	As of December 31, 2020, cash and cash equivalents and marketable securities (both short and long-term) of $1.55 billion decreased $18.2 million from March 31, 2020.

Mr. Uday Baldota, Taro’s CEO, stated, “While many of our products maintain their leading market share, our lower sales are principally the result of reduced U.S. volumes; a reflection of the impact related to COVID-19.  Continuing our investment in R&D to build our pipeline is critical to our business growth. We continue to concentrate on creating shareholder value as demonstrated by our R&D investment, the share repurchase program, as well as continuing to explore investments in strategic opportunities.”

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for one Abbreviated New Drug Application (“ANDA”): Clindamycin Phosphate Gel USP, 1%. The Company currently has a total of seventeen ANDAs awaiting FDA approval, including five tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 4, 2019, the Company announced that its Board of Directors approved a share repurchase of ordinary shares up to $300 million.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases (including 10b5-1 trading plans), privately negotiated transactions, tender offer or other means, in accordance with applicable securities laws and other regulations.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

During the quarter, the Company repurchased 53,328 shares at an average price of $71.29.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2021.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,		December 31,
	2020	2019	2020	2019
Sales, net	$140,145	$147,683	$400,622	$469,829
Cost of sales	66,957	53,557	180,900	172,375
Gross profit	73,188	94,126	219,722	297,454

Operating Expenses:
Research and development	14,081	14,996	43,565	43,978
Selling, marketing, general and administrative	22,798	20,932	69,121	64,302
Settlements and loss contingencies	—	—	478,924	(150)
Operating income (loss)	36,309	58,198	(371,888)	189,324

Financial (income) expense, net:
Interest and other financial income	(4,001)	(8,531)	(16,989)	(27,012)
Foreign exchange expense (income)	2,036	(3,287)	1,207	(11,147)
Other gain, net	863	534	2,792	2,211
Income (loss) before income taxes	39,137	70,550	(353,313)	229,694
Tax expense	6,101	2,874	18,545	39,565
Net income (loss)	33,036	67,676	(371,858)	190,129
Net income (loss) attributable to non-controlling interest	117	(6)	(14,991)	84
Net income (loss) attributable to Taro	$32,919	$67,682	$(356,867)	$190,045

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted	$0.86	$1.76	$(9.33)	$4.93

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,254,231	38,502,440	38,256,963	38,526,806

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	March 31,
	2020	2020
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$552,918	$513,354
Marketable securities	521,041	595,383
Accounts receivable and other:
Trade, net	228,825	235,221
Other receivables and prepaid expenses	49,963	35,567
Inventories	169,527	153,073
TOTAL CURRENT ASSETS	1,522,274	1,532,598
Marketable securities	476,248	459,639
Property, plant and equipment, net	206,296	209,961
Deferred income taxes	134,799	106,693
Other assets	32,207	32,361
TOTAL ASSETS	$2,371,824	$2,341,252

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$45,409	$28,858
Other current liabilities	538,668	193,873
TOTAL CURRENT LIABILITIES	584,077	222,731
Deferred taxes and other long-term liabilities	37,174	8,762
TOTAL LIABILITIES	621,251	231,493

Taro shareholders' equity	1,759,668	2,103,864
Non-controlling interest	(9,095)	5,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,371,824	$2,341,252

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(371,858)	$190,129
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,337	16,101
Change in derivative instruments, net	(390)	(3,395)
Effect of change in exchange rate on marketable securities, bank deposits and inter-company balances	(4,288)	(11,061)
Deferred income taxes, net	(31,877)	(2,076)
Decrease in trade receivables, net	6,395	10,618
Increase in inventories, net	(16,454)	(9,796)
(Increase) decrease in other receivables, income tax receivables, prepaid expenses and other	(11,962)	27,407
Increase in trade, income tax, accrued expenses and other payables	405,233	5,263
Loss (income) from marketable securities, net	2,579	(1,182)
Net cash (used in) provided by operating activities	(5,285)	222,008

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(14,210)	(19,350)
Investment in other intangible assets	(117)	(1,016)
Proceeds from (investment in) marketable securities, net	60,122	(233,393)
Net cash provided by (used in) investing activities	45,795	(253,759)

Cash flows from financing activities:
Purchase of treasury stock	(3,243)	(26,827)
Net cash used in financing activities	(3,243)	(26,827)

Effect of exchange rate changes on cash and cash equivalents	2,297	488
Increase (decrease) in cash and cash equivalents	39,564	(58,090)
Cash and cash equivalents at beginning of period	513,354	567,451
Cash and cash equivalents at end of period	$552,918	$509,361

Cash Paid during the year for:
Income taxes	$24,169	$38,773
Cash Received during the year for:
Income taxes	$4,093	$24,819
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$453	$1,479
Non-cash financing transactions:
Purchase of intangible assets	$—	$750
Purchase of treasury stock	$559	$—
Purchase (sale) of marketable securities	$580	$(145)

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 27, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director